Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Receives Notification

from Nasdaq Related to Closing Bid Price

Tokyo, Japan – October 13, 2026 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; President and CEO: Kouji Eguchi; listed on the Nasdaq Capital Market: NASDAQ: MRM) (the “Company”) announced today that on October 6, 2026, the Company received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares representing common shares of the Company for the 31 consecutive business days from August 24, 2026 to October 5, 2026, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until April 5, 2027, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s American Depositary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by April 5, 2027, the Company may be eligible for an additional 180-calendar day extension to regain compliance or may face delisting.

The Company aims to enhance its business performance and intends to monitor the bid price of its American Depositary Shares and may, if appropriate, consider implementing available measures to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company’s business operations are not affected by the receipt of the Notification Letter.

As previously disclosed, on May 26, 2026, the Company received a separate notice from the Listings Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file its Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”). The Nasdaq notice provided the Company until July 27, 2026 to submit to Nasdaq a plan to regain compliance with the rule. Following the Company’s timely submission of a compliance plan, Nasdaq informed the Company that it has been granted an extension to November 11, 2026, to regain compliance with the rule. The Company continues to work diligently to file the Form 20-F as promptly as practicable.

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that the Company will be able to regain compliance with the Nasdaq requirements for continued listing within the compliance periods or any extensions of such periods

Exhibit 99.1

granted by Nasdaq. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■ About MEDIROM Group

MEDIROM Group operates approximately 300 wellness salons under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the 24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

NASDAQ Symbol: MRM
Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Website: https://medirom.co.jp/en

Contact: ir@medirom.co.jp